Exhibit 21.1

List of Principal Subsidiaries and Consolidated Variable Interest Entities of Wowo Limited

Subsidiaries	Place of Incorporation

Wowo Group Limited	British Virgin Islands
Wowo Mall (China) Limited	Hong Kong
Beijing Wowo Shijie Information Technology Co., Ltd.	PRC

Consolidated Variable Interest Entities
Beijing Kai Yi Shi Dai Network Technology Co., Ltd.	PRC
Beijing Wowo Tuan Information Technology Co., Ltd.	PRC
Changzhou Wowo Tuan Information Technology Co., Ltd.	PRC
Wuxi Yuzhong Internet Technology Co., Ltd.	PRC
Jilin Wowo Tuan Information Technology Co., Ltd.	PRC
Shandong Wowo Mall Information Technology Co., Ltd.	PRC